Exhibit 99.1

Media Advisory - Oncolytics Biotech® Inc. Announces Participation in Upcoming Conferences

CALGARY, Feb. 8, 2016 /CNW/ - Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY), will present at the 18th Annual BIO CEO & Investor Conference in a session on Tuesday, February 9th, 2016 at 10:30 a.m. ET. The conference takes place on February 8th and 9th at the Waldorf Astoria in New York, NY.

A live audio link to the webcast session will be available at: http://www.veracast.com/webcasts/bio/ceoinvestor2016/46211270812.cfm.

Dr. Thompson is also participating in the Life Sciences Panel and presenting at the Source Capital Group's 2016 Disruptive Growth & Healthcare Conference to be held at the Convene Conference Center, 730 Third Avenue in New York, NY on Wednesday, February 10, 2016 at 10:00 a.m. ET and 1:45 p.m. ET, respectively.

A live audio link to the webcast presentation session will be available at: http://wsw.com/webcast/sourcecap1/oncy.

Links to the presentations will also be available on the company's website at: http://www.oncolyticsbiotech.com/investor-centre/presentations/. It is recommended that listeners log on 10 minutes in advance of a live presentation to register and download any necessary software. Links to the audio replays will be accessible following the presentations on the Oncolytics website.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The session and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:20e 08-FEB-16